SE 16001811 N

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FEB 29 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Deforest Avenue, Suite 304
(No. and Street)

Summit (City) NJ (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 Deforest Avenue, Suite 101 (Address) Summit (City) NJ (State) 07901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anneliese Seelaus Mitnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Co., Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Anneliese Seelaus Mitnick
Signature

Chief Executive Officer
Title

KAROLINA PAJDAK
Commission # 2333564
Notary Public, State of New Jersey
My Commission Expires
September 02, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. SEELAUS & CO., INC. & SUBSIDIARIES

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
R. Seelaus & Co., Inc. & Subsidiaries
Summit, NJ 07901

We have audited the accompanying consolidated statement of financial condition of R. Seelaus & Co., Inc. & Subsidiaries, a New Jersey Corporation as of December 31, 2015 and the related notes to the financial statements. This consolidated financial statement is the responsibility of R. Seelaus & Co., Inc. & Subsidiaries' management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit..

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial position referred to above presents fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. & Subsidiaries as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Crane, Tonelli, Rosenberg & Co., LLP

Summit, NJ
February 25, 2016

R. SEELAUS & CO., INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 138,209
Receivables from clearing organizations	461,274
Receivables from non-customers	18,677
Securities owned, at fair value	8,157,325
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation	134,788
Goodwill	28,138
Other assets	405,407
	$ 9,633,818

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organizations	$ 5,173,574
Securities sold, not yet purchased, at fair value	389,713
Accounts payable, accrued expenses and other liabilities	1,093,251
	6,656,538
Commitments, contingencies and guarantees:	
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 173,917 voting and 16,950 non-voting shares issued and outstanding, stated at $2.31 per share	440,903
Additional paid-in capital	442,811
Retained earnings	1,803,566
Total stockholders' equity	2,687,280
	$ 9,633,818

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1: Organization and Nature of Business

R. Seelaus & Co. (the Company) organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company's customers are located throughout the United States, with offices in Summit, New Jersey, Boston, Massachusetts and Carlsbad, California.

These financial statements were approved by management and issued on February 25, 2016. Subsequent events have been evaluated through this date.

Note 2: Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2015 are held at an outside location by a clearing organization.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 2: Summary of Significant Accounting Policies (Continued)

Securities Transactions (Continued)

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (see Note 7). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, there are no unrecognized tax benefits.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 2: Summary of Significant Accounting Policies (Continued)

Syndicate Income

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities not issued, the Company expenses those costs.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 3: Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 3: Fair Value Measurement (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$ 7,066,841	$ -	$ 7,066,841
Corporate debt	-	963,636	-	963,636
U.S government and agency	-	121,415	-	121,415
Other debt securities	5,433	-	-	5,433
Totals	$ 5,433	$ 8,151,892	$ -	$ 8,157,325

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased:				
State and municipal	$ -	$ -	$ -	$ -
Corporate debt	-	-	-	-
U.S government and agency	-	389,713	-	389,713
Other debt securities	-	-	-	-
Totals	$ -	$ 389,713	$ -	$ 389,713

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 4: Receivables from and Payables to Clearing Organization

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note 5: Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2015 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2017 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2015.	$ 190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2017. Interest expense was $8,000 for the year ended December 31, 2015.	100,000
	$ 290,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings approximates the carrying value.

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 6: Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are summarized as follows:

Furniture	$ 175,461
Office machinery and equipment	320,644
Leasehold improvements	33,758
	529,863
Less: Accumulated depreciation	(395,075)
	$ 134,788

Note 7: Income Taxes

The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations. The Company is no longer subject to examination by taxing authorities for years prior to 2011.

Note 8: Commitments

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through May, 2020. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2016	$ 408,654
2017	381,137
2018	380,827
2019	377,417
2020	258,609
Total future minimum lease payments	$ 1,806,644

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 8: Commitments (Continued)

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2015, and were subsequently settled had no material effect on the financial statements as of that date.

In connection with the January 31, 2013 purchase of Granite Springs Asset Management, LLC (GSAM), the Company is contingently liable, through December 31, 2017, for payments on certain notes payable to the former members of GSAM.

The contingent payments are defined as 20% of the adjusted profits of GSAM, limited to total payments of $245,000 plus .0001% interest. Since the inception of the agreement, no payments have been due.

Note 9: Financial Instruments

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2015, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2015.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 9: Financial Instruments (Continued)

Financial Instruments with Off-Balance Sheet Risk

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2015	
	Owned	Sold Not Yet Purchased
State and municipal obligations	$ 7,066,841	$ -
Corporate bonds, debentures, and notes	963,636	-
Obligations of U.S. government	121,415	389,713
Other securities	5,433	-
	$ 8,157,325	$ 389,713

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Principal Transactions

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2015 are the following:

Government Trading Gains	$ 3,532,320
Municipal Trading Gains	1,132,099
Corporate Trading Gains	75,638
	$ 4,740,057

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 9: Financial Instruments (Continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10: Employee Benefit Plan

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation. During the year ended December 31, 2015, the Company contributed $219,255 to the plan.

Note 11: Related Party Transactions

As of December 31, 2015, the Company has a liability pursuant to a secured demand note collateral agreement with an individual related to the majority shareholder in the amount of $100,000 (see Note 5).

On March 1, 2015, a shareholder who voluntary terminated his employment with the Company was expected to sell his shares of the Corporation's voting common stock to five other parties as part of a stock purchase agreement. The purchase price, which is currently in negotiations, is expected to be $275,017 in exchange for 18,123 shares of stock under a four-year payment schedule. Negotiations are expected to be finalized in March of 2016. The Company is a responsible party in the stock purchase agreement for any unpaid interest on late scheduled payments at an annual rate equal to the yield on the closing date of U.S. Treasury Notes having a maturity of five years plus one percent. No interest has been accrued as of December 31, 2015.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 12: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,087,725, which is $1,837,725 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2015 was .42 to 1.

Note 13: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 14: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	RSC Financial Products, LLC
Total assets	$ 5,681
Member equity	$ 5,681

The $5,681 of member equity of the broker-dealer subsidiary, RSC Financial Products, LLC. is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC rule 15c3-1.

	Granite Springs Asset Management, LLC
Total assets	$ 89,182
Total liabilities	$ 12,065
Member equity	$ 77,117

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 15: Subsequent Event

The Company, on February 10, 2016, signed agreements with two new clearing firms to replace the Company's current providers. The Company expects to begin using the new clearing firms in May of 2016. The agreement, with one of the new clearing firms, contains a termination fee schedule if the Company stops utilizing the clearing firm within the next six years.

* * * * *